MARK F. RADOM
1235 Bramble Road NE
Atlanta, GA 30329
TEL 973 438 2864 FAX 404 759 2161
mfradom@gmail.com

February 1, 2007

07021179

SUPPL

BY POST
Paul Dudek
Office of International Corporate Finance
Securities and Exchange Commission
Room 3010 (stop 0302)
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Roche Bay plc
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Dear Ladies and Gentleman:

I am acting as United States counsel to Roche Bay plc (the *"Company"*), a company that has been granted an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the *"Exchange Act"*) pursuant to Rule 12g3-2(b) of the Exchange Act. The relevant file number is 82-34988. In furtherance of such exemption, I hereby enclose a copy of the Company's Particulars of Directors and Secretaries and of any changes therein Pursuant to Section 136. This was recently filed with the appropriate authorities and is publicly available in Gibraltar.

If you have any questions with regard to this information, please contact me at 973 438 2864 or mfradom@gmail.com.

Yours faithfully,

Mark Radom

PROCESSED
FEB 23 2007
THOMSON
FINANCIAL

Company Number: 60527

THE COMPANIES ORDINANCE

Particulars of Directors and Secretaries and of any changes therein

Pursuant to Section 136

Presented by: **FIDECS MANAGEMENT LIMITED**
Montagu Pavilion, 8-10 Queensway, Gibraltar

Particulars of the Directors and Secretaries of:

ROCHE BAY PUBLIC LIMITED COMPANY

and of any changes therein. (see overleaf)

(Signature) [signature]

Andrew W Gardner

For and on behalf of
Fidecs Management Limited

(State whether Director or Secretary) Secretary

Dated the 20th day of December, 2006

82-34988

List of the Directors and Secretaries of **ROCHE BAY PUBLIC LIMITED COMPANY** and of any changes therein

Position	Christian Name(s) and Surname	Usual Residential Address	Present Nationality (Nationality of Origin)	Description	Particulars of Changes
Director	Melinda Moore	5A / 813 Jiangsu Lu, 200052 Shanghai, People's Republic of China, China.	Australian	Finance Director	Resignation with effect from 20 December 2006
Director	Daniel Botes	173 Brooks Street, 0181 Brooklyn, Pretoria, South Africa.	South African	Chief Operating Officer	No change
Director	Benjamin J. Cox	6200 SW Tower Way, Portland , OR 97221 United States of America	American	Technical Contractor	No change
Director	Joseph J. Cox	16/327 Orrong Road, East St Kilda, VIC 3183, Australia.	American	Technical Writer	No change
Director	Peter Vanderwicken	4420 Wismore Road, Carversville, Pennsylvania, PA 18913, United States of America.	American	Publisher	No change
Director	John W. Abernethy	6537 Sherburn Road, Peachland, V0H 1X7 British Columbia, United States of America.	Canadian	Consulting Project Engineer/Semi Retired	No change
Director	Pelagie Sharp	114-22nd Street, P O Box 452, Rankin Inlet, X0C 0G0 Nunavut, Canada.	Canadian	Businessman	No change
Secretary	FIDECS MANAGEMENT (GIBRALTAR) LIMITED	Montagu Pavilion, 8-10 Queensway, Gibraltar.	N/A	Corporate Body	No change

END

82-34988